Filed Pursuant to Rule 424(b)(3)
Registration No. 333-213043

BLACKSTONE REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 5 DATED SEPTEMBER 20, 2017

TO THE PROSPECTUS DATED APRIL 17, 2017

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Blackstone Real Estate Income Trust, Inc., dated April 17, 2017 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of October 1, 2017;
•	to disclose the calculation of our August 31, 2017 net asset value (“NAV”) per share for all share classes;
•	to provide an update on the status of our current public offering (the “Offering”); and
•	to otherwise update the Prospectus.

October 1, 2017 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of October 1, 2017 (and repurchases as of September 30, 2017) is as follows:

Transaction Price (per share)
Class S	$10.4074
Class T	$10.2883
Class D	$10.3536
Class I	$10.3997

The October 1 transaction price for each of our share classes is equal to such class’s NAV per share as of August 31, 2017. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since August 31, 2017 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

Historical NAV per Share

August 31, 2017 NAV Per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.breit.com and is made available on our toll-free, automated telephone line at (844) 702-1299. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised annually by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by our independent valuation advisor. We have included a breakdown of the components of total NAV and NAV per share for August 31, 2017 along with the immediately preceding month.

The following table provides a breakdown of the major components of our total NAV as of August 31, 2017 ($ and shares in thousands):

Components of NAV	August 31, 2017
Investments in real properties	$1,992,523
Investments in real estate related securities	595,366
Cash and cash equivalents	74,750
Restricted cash	100,447
Other assets	21,874
Debt obligations	(1,391,501)
Payable for real estate-related securities	(90,316)
Subscriptions received in advance	(94,099)
Other liabilities	(41,565)
Accrued performance participation allocation	(8,795)
Management fee payable	(2,325)
Accrued stockholder servicing fees (1)	(677)
Non-controlling interest in joint venture	(3,138)
Net asset value	$1,152,544
Number of outstanding shares	110,774

_______________

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of August 31, 2017, the Company has accrued under GAAP $66.6 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of August 31, 2017 ($ and shares in thousands, except per share data):

	Class S	Class I	Class D	Class T
NAV Per Share	Shares	Shares	Shares	Shares	Total
Net asset value	$919,557	$214,878	$6,598	$11,511	$1,152,544
Number of outstanding shares	88,356	20,662	637	1,119	110,774
NAV Per Share as of August 31, 2017	$10.4074	$10.3997	$10.3536	$10.2883

We own one property in Houston, nine properties in Florida, and one property in Atlanta. Our assets remain operational with no material damage from the hurricanes that hit the U.S. at the end of August and in the beginning of September 2017. We do expect to incur some non-budgeted expenses related to minor repairs and cleanup.  We expect these costs to have an immaterial impact on our NAV and results from operations.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the August 31, 2017 valuations, based on property types. Once we own more than one retail property we will include the key assumptions for this property type.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily	7.8%	5.7%
Industrial	7.1%	6.8%
Hospitality	9.8%	9.5%

These assumptions are determined by the Adviser, and reviewed by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

	Hypothetical	Multifamily	Industrial	Hospitality
Input	Change	Investment Values	Investment Values	Investment Values
Discount Rate	0.25% decrease	+1.9%	+1.9%	+0.9%
(weighted average)	0.25% increase	(1.8%)	(1.8%)	(0.9%)
Exit Capitalization Rate	0.25% decrease	+2.9%	+2.3%	+1.8%
(weighted average)	0.25% increase	(2.6%)	(2.2%)	(1.8%)

The following table provides a breakdown of the major components of our total NAV as of July 31, 2017 ($ and shares in thousands):

Components of NAV	July 31, 2017
Investments in real properties	$1,724,300
Investments in real estate related securities	427,680
Cash and cash equivalents	32,414
Restricted cash	60,899
Other assets	18,439
Debt obligations	(1,035,616)
Payable for real estate-related securities	(79,410)
Subscriptions received in advance	(56,028)
Other liabilities	(33,218)
Accrued performance participation allocation	(6,554)
Management fee payable	(1,108)
Accrued stockholder servicing fees(1)	(615)
Net asset value	$1,051,183
Number of outstanding shares	101,908

________________

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of July 31, 2017, the Company has accrued under GAAP $61.9 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share by share class as of July 31, 2017 ($ and shares in thousands, except per share data):

	Class S	Class I	Class D	Class T
NAV Per Share	Shares	Shares	Shares	Shares	Total
Net asset value	$840,919	$200,913	$3,869	$5,482	$1,051,183
Number of outstanding shares	81,506	19,489	377	536	101,908
NAV Per Share as of July 31, 2017	$10.3173	$10.3092	$10.2603	$10.2256

Status of our Current Public Offering

As of the date hereof, we had issued and sold 125,506,250 shares of our common stock (consisting of 98,794,636 Class S shares, 23,277,191 Class I shares, 1,225,700 Class D shares, and 2,208,723 Class T shares) in the Offering. We intend to continue selling shares in the Offering on a monthly basis.

UPDATES TO THE PROSPECTUS

Prospectus Summary

The second and third sentences under “Prospectus Summary—Q: May I reinvest my cash distributions in additional shares?” in the Prospectus are amended by adding “Kentucky” prior to “Maine” in each place where it appears and by adding “Oregon and Washington” after “Ohio” in each place where it appears.

Description of Capital Stock

The first and second sentences under “Description of Capital Stock—Distribution Reinvestment Plan” in the Prospectus are amended by adding “Kentucky” prior to “Maine” in each place where it appears and by adding “Oregon and Washington” after “Ohio” in each place where it appears.

Appendix B: Distribution Reinvestment Plan

Appendix B of the Prospectus is deleted in its entirety and replaced with the Distribution Reinvestment Plan attached to this Supplement as Appendix B.

APPENDIX B: DISTRIBUTION REINVESTMENT PLAN

This Distribution Reinvestment Plan (the “Plan”) is adopted by Blackstone Real Estate Income Trust, Inc. (the “Company”) pursuant to its Articles of Amendment and Restatement (as amended, restated or otherwise modified from time to time, the “Charter”). Unless otherwise defined herein, capitalized terms shall have the same meaning as set forth in the Charter.

1. Distribution Reinvestment. As agent for the stockholders (the “Stockholders”) of the Company who (i) purchase Class T shares, Class S shares, Class D shares or Class I shares of the Company’s common stock (collectively the “Shares”) pursuant to the Company’s continuous public offering (the “Offering”), or (ii) purchase Shares pursuant to any future offering of the Company (a “Future Offering”), and who do not opt out of participating in the Plan (or, in the case of Kansas, Kentucky, Maine, Maryland, New Jersey, Ohio, Oregon and Washington investors and clients of participating broker-dealers that do not permit automatic enrollment in the Plan, who opt to participate in the Plan) (the “Participants”), the Company will apply all dividends and other distributions declared and paid in respect of the Shares held by each Participant and attributable to the class of Shares purchased by such Participant (the “Distributions”), including Distributions paid with respect to any full or fractional Shares acquired under the Plan, to the purchase of additional Shares of the same class for such Participant.

2. Effective Date. The effective date of this Plan shall be the date that the minimum offering requirements are met in connection with the Offering and the escrowed subscription proceeds are released to the Company.

3. Procedure for Participation. Any Stockholder (unless such Stockholder is a resident of Kansas, Kentucky, Maine, Maryland, New Jersey, Ohio, Oregon or Washington or is a client of a participating broker-dealer that does not permit automatic enrollment in the Plan) who has received a Prospectus, as contained in the Company’s registration statement filed with the Securities and Exchange Commission (the “SEC”), will automatically become a Participant unless they elect not to become a Participant by noting such election on their subscription agreement. Any Stockholder who is a resident of Kansas, Kentucky, Maine, Maryland, New Jersey, Ohio, Oregon or Washington or is a client of a participating broker-dealer that does not permit automatic enrollment in the Plan who has received a Prospectus, as contained in the Company’s registration statement filed with the SEC, will become a Participant if they elect to become a Participant by noting such election on their subscription agreement. If any Stockholder initially elects not to be a Participant, they may later become a Participant by subsequently completing and executing an enrollment form or any appropriate authorization form as may be available from the Company, the Company’s transfer agent, the dealer manager for the Offering or any soliciting dealer participating in the distribution of Shares for the Offering. Participation in the Plan will begin with the next Distribution payable after acceptance of a Participant’s subscription, enrollment or authorization. Shares will be purchased under the Plan on the date that Distributions are paid by the Company.

4. Suitability. Each Participant is requested to promptly notify the Company in writing if the Participant experiences a material change in his or her financial condition, including the failure to meet the income, net worth and investment concentration standards imposed by such Participant’s state of residence and set forth in the Company’s most recent prospectus. For the avoidance of doubt, this request in no way shifts to the Participant the responsibility of the Company’s sponsor, or any other person selling shares on behalf of the Company to the Participant to make every reasonable effort to determine that the purchase of Shares is a suitable and appropriate investment based on information provided by such Participant.

5. Purchase of Shares.

A. Participants will acquire Shares from the Company (including Shares purchased by the Company for the Plan in a secondary market (if available) or on a stock exchange (if listed)) under the Plan (the “Plan Shares”) at a price equal to the NAV per Share applicable to the class of Shares purchased by the Participant on the date that the distribution is payable (calculated as of the most recent month end). No upfront selling commissions will be payable with respect to shares purchased pursuant to the Plan, but such shares will be subject to ongoing stockholder servicing fees. Participants in the Plan may purchase fractional Shares so that 100% of the Distributions will be used to acquire Shares. However, a Participant will not be able to acquire Plan Shares and such Participant’s participation in the Plan will be terminated to the extent that a reinvestment of such Participant’s distributions in Shares would cause the percentage ownership or other limitations contained in the Charter to be violated.

B. Shares to be distributed by the Company in connection with the Plan may (but are not required to) be supplied from: (i) the Plan Shares which will be registered with the SEC in connection with the Offering or (ii) Shares to be registered with the SEC in a Future Offering for use in the Plan (a “Future Registration”).

6. Taxes. THE REINVESTMENT OF DISTRIBUTIONS DOES NOT RELIEVE A PARTICIPANT OF ANY INCOME TAX LIABILITY THAT MAY BE PAYABLE ON THE DISTRIBUTIONS. INFORMATION REGARDING POTENTIAL TAX INCOME LIABILITY OF PARTICIPANTS MAY BE FOUND IN THE PUBLIC FILINGS MADE BY THE COMPANY WITH THE SEC.

7. Share Certificates. The ownership of the Shares purchased through the Plan will be in book-entry form unless and until the Company issues certificates for its outstanding Shares.

8. Reports. On a quarterly basis, the Company shall provide each Participant a statement of account describing, as to such Participant: (i) the Distributions reinvested during the quarter; (ii) the number and class of Shares purchased pursuant to the Plan during the quarter; (iii) the per share purchase price for such Shares; and (iv) the total number of Shares purchased on behalf of the Participant under the Plan. On an annual basis, tax information with respect to income earned on Shares under the Plan for the calendar year will be provided to each applicable participant.

9. Termination by Participant. A Participant may terminate participation in the Plan at any time, without penalty, by delivering 10 days’ prior written notice to the Company. This notice must be received by the Company prior to the last day of a quarter in order for a Participant’s termination to be effective for such quarter (i.e., a timely termination notice will be effective as of the last day of a quarter in which it is timely received and will not affect participation in the Plan for any prior quarter). Any transfer of Shares by a Participant to a non-Participant will terminate participation in the Plan with respect to the transferred Shares. If a Participant requests that the Company repurchase all or any portion of the Participant’s Shares, the Participant’s participation in the Plan with respect to the Participant’s Shares for which repurchase was requested but that were not repurchased will be terminated. If a Participant terminates Plan participation, the Company may, at its option, ensure that the terminating Participant’s account will reflect the whole number of shares in such Participant’s account and provide a check for the cash value of any fractional share in such account. Upon termination of Plan participation for any reason, future Distributions will be distributed to the Stockholder in cash.

10. Amendment, Suspension or Termination by the Company. The Board of Directors may by majority vote amend any aspect of the Plan; provided that the Plan cannot be amended to eliminate a Participant’s right to terminate participation in the Plan and that notice of any material amendment must be provided to Participants at least 10 days prior to the effective date of that amendment. The Board of Directors may by majority vote suspend or terminate the Plan for any reason upon ten days’ written notice to the Participants.

11. Liability of the Company. The Company shall not be liable for any act done in good faith, or for any good faith omission to act, including, without limitation, any claims or liability (i) arising out of failure to terminate a Participant’s account upon such Participant’s death prior to timely receipt of notice in writing of such death or (ii) with respect to the time and the prices at which Shares are purchased or sold for a Participant’s account. To the extent that indemnification may apply to liabilities arising under the Securities Act, or the securities laws of a particular state, the Company has been advised that, in the opinion of the SEC and certain state securities commissioners, such indemnification is contrary to public policy and, therefore, unenforceable.